(l)(28)
FORM OF PURCHASE AGREEMENT
     Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:
     1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Socially Responsible Global Index Fund (the “Socially Responsible Global Index Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Socially Responsible Global Index Shares.
     2. The Purchaser represents and warrants to the Trust that the Socially Responsible Global Index Shares are being acquired for investment purposes and not with a view to the distribution thereof.
     IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of                     , 2007.

NORTHERN FUNDS
By:

ERIC K. SCHWEITZER
By: